

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 15, 2018

<u>Via E-Mail</u>
Mr. Anyuan Sun
Chairman and Chief Executive Officer
Hebron Technology Co., Ltd.
c/o Zhejiang Xibolun Automation Project Technology Co., Ltd.
No. 587-A 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province, People's Republic of China

> **Re:** **Hebron Technology Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 13, 2018**
> **File No. 333-222995**

Dear Mr. Sun:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Mr. Anyuan Sun
Hebron Technology Co., Ltd.
February 15, 2018
Page 2

cc: <u>Via E-Mail</u>
       Anthony W. Basch, Esq.
       J. Britton Williston, Esq.
       Kaufman & Canoles, P.C.
       2 James Center
       1021 East Cary Street, Suite 1400
       Richmond, VA 23219